Life Nutrition Products, Inc.
121 Monmouth Street, Suite A
Red Bank, NJ 07701
(732) 758-1577

Mr. Jim B. Rosenberg, Senior Staff Accountant
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

9/14/10

Re: Life Nutrition Products, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed April 15, 2010 File No. 001-34274

Dear Mr. Rosenberg,

In response to your comment letter dated September 13, 2010, we are electronically filing our correspondence letter addressing the following comments on Form 10-K:

Your Comment 1: We note that your Form 10-K contains a copy of the previously issued report of your predecessor auditor Bagell, Josephs, Levine & Company, LLC ("Bagell") and that Bagell has not reissued their report. The inclusion of a copy of a report in this manner does not comply with Rule 2-02 of Regulation S-X. Accordingly, the company should either:

  Request that Bagell provide the company with a report that complies with Rule 2-02 or Regulation S-X and that the company file an amendment to Form 10-K with that revised report, or
  Obtain a report on the financial statements for the period audited by Bagell from a new firm that is registered with the PCAOB. In this situation, as soon as possible, the company should file an amendment to Form 10-K to label the financial statements as unaudited and hire a new accounting firm. Upon completion of the audit, the company would need to file another amendment to Form 10-K to file the appropriate report.

Our Response: Please be advised the Company acknowledges the above comments by Securities and Exchange Commission. The Company has included a copy of the revised report provided by Bagell for your review prior to submitting our amended 10-K for the year ended, December 31, 2009. The Company believes this revised report from Bagell should meet to your satisfaction and, if so, the Company will file its amended 10-K accordingly.

Life Nutrition Products, Inc. ("the Company") acknowledges the following:

-The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
 -The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Life Nutrition Products, Inc.

Michael M. Salerno
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Life Nutrition Products, Inc.

We have audited the accompanying balance sheet of Life Nutrition Products, Inc. (a Delaware corporation) as of December 31, 2008, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Life Nutrition Products, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has incurred recurring losses and experiences deficiency of cash flow from operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.

Marlton, New Jersey
April 10, 2009